SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at November 19 , 2003

ROCKWELL VENTURES INC.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 19, 2003

* Print the name and title of the signing officer under his signature.

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ROCKWELL VENTURES INC.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

ROCKWELL OPTIONS ROYCE DIAMOND PROPERTY FROM GMD RESOURCES

November 19, 2003 Vancouver, B.C. - Ronald W. Thiessen, President and CEO of Rockwell Ventures Inc. (TSX-V:RCW; OTC-BB:RCKVF), is pleased to announce that Rockwell has, subject to acceptance of the TSX Venture Exchange, entered into a property option agreement with GMD Resource Corp. (TSX-V:GMD, hereafter called "GMD") to acquire up to a 60% interest in the Royce Diamond Claims ("the Royce Claims"). The Royce Claims, aggregating in excess of 63,900 hectares, are located within the Slave Geological Province, 110 kilometres north-northwest of Yellowknife, Northwest Territories and 200 kilometres southwest of the Lac de Gras area that hosts two major diamond operations, BHP Billiton's Ekati mine and Rio Tinto/Aber's Diavik mine.

The Royce Claims host one of the most focused exploration targets in Canada's premier diamond province. Two principal diamond indicator mineral trains, the Wheeler Lake and Bessonette Lake trains that are defined by G-10 garnets, ilmenites and chromites chemically compatible with the diamond stability field, have been identified by prior exploration on the property. Notwithstanding this very successful previous work, the heads of these trains have not been drill tested for their compelling diamond potential. Rockwell plans to complete detailed ground geophysics in early 2004 to refine specific drill targets for testing later in the year.

Rockwell can earn a 60% interest in the Royce Claims through payments of cash, private placements into GMD, and project expenditures totaling $10 million over five years, or sooner. Upon signing, Rockwell will pay GMD $50,000 cash and subscribe to a $50,000 private placement into GMD. Rockwell is committed to project expenditures of $250,000 for drill target refinement within the first year. Thereafter, in order to exercise the option Rockwell is required to carry out a $500,000 core drilling program by November 16, 2004, followed by option payments of $200,000 (comprised of cash, units of Rockwell and GMD private placements), and project expenditures of $1.875 million in each of years two and three, whereupon Rockwell as operator would earn a 51% interest in the Royce Claims.

Rockwell also has the right to acquire an additional 9% interest in the Royce Claims over the next two years. Rockwell can obtain the first 4.5% of this interest by paying GMD $500,000 in cash or shares on or before January 10, 2007 and making $2 million in further expenditures or contribution to the Joint Venture on or before November 16, 2007. Rockwell would then hold a 55.5% interest in the Royce Claims and could obtain another 4.5% to bring its operator interest to 60%, by paying GMD a further $500,000 in cash or shares and making $2 million in additional expenditures or contribution to the Joint Venture on or before November 16, 2008.

For further details on Rockwell Ventures Inc., including a location map for the Royce Diamond Property, please visit the Hunter Dickinson Inc. website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission and the Company's home jurisdiction filings that are available at www.sedar.com.